EXHIBIT 99.4

Media release

Rio Tinto completes sale of remaining coal assets

1 August 2018

Rio Tinto has completed the sale of its remaining coal assets in Queensland, Australia, for $3.95 billion.

The transactions include the sale of Rio Tinto’s interests in the Hail Creek coal mine and Valeria coal development project to Glencore for $1.7 billion, and its interest in the Kestrel underground coal mine to a consortium comprising private equity manager EMR Capital and PT Adaro Energy Tbk for $2.25 billion.

Rio Tinto chief executive J-S Jacques said “The sale of our remaining Australian coal assets delivers exceptional value to our shareholders. Once again, I would like to thank the many people across Rio Tinto and the communities in which we operate who have contributed to the coal business. I wish them continued success under new ownership.”

2018 guidance and tax

To reflect the sale of these assets, 2018 production guidance is updated to 4.0 million tonnes of hard coking coal and 2.5 million tonnes of thermal coal.

Estimated tax payable on the transactions is in the order of $1 billion.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom Illtud Harri T +44 20 7781 1152 M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493	Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Media Relations, Canada Matthew Klar T +1 514 608 4429
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404